Exhibit 99.8

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alithya Group inc.

We consent to the use of our report dated June 7, 2023 on the consolidated financial statements of Alithya Group inc. (the "Entity"), which comprise the consolidated statements of financial position as of March 31, 2023 and March 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2023 and March 31, 2022, and the related notes, which are included in the Annual Report on Form 40-F of the Entity for the year ended March 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statements (Nos. 333-228487 and 333-265666) on Form S-8 of the Entity.

/s/ KPMG LLP
Montréal, Canada
June 8, 2023